Exhibit 99.2

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	F-2 - F-3

Interim Condensed Consolidated Statements of Income and Comprehensive Income	F-4

Interim Statements of Changes in Shareholders' Equity	F-5 – F-6

Interim Condensed Consolidated Statements of Cash Flows	F-7

Notes to Interim Condensed Consolidated Financial Statements	F-8 - F-22

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 2)	1,201	887
Trade accounts receivable (net of allowance for doubtful accounts of $310 and $300 as of September 30, 2018 and December 31, 2017, respectively)	7,055	6,963
Inventories (Note 3)	4,330	3,871
Other accounts receivable and prepaid expenses	1,427	1,781

Total current assets	14,013	13,502

SEVERANCE PAY FUND	54	57

PROPERTY AND EQUIPMENT, NET	7,634	8,586

Total assets	21,701	22,145

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2018	2017
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term debt (Note 4)	7,042	7,063
Short-term credit from related party	2,757	1,442
Trade payables	6,300	5,451
Other accounts payable and accrued expenses	3,805	4,111

Total current liabilities	19,904	18,067

LONG-TERM LIABILITIES:
Long-term debt, excluding current maturities	151	388
Accrued severance pay	252	231

Total long-term liabilities	403	619

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 3.0 par value - Authorized: 10,000,000 shares at September 30, 2018 and December 31, 2017; Issued and outstanding: 2,028,552 and 2,028,552 shares at September 30, 2018 and December 31, 2017, respectively	1,985	1,985
Additional paid-in capital	17,270	17,270
Foreign currency translation adjustments	2,298	2,415
Capital reserves	723	695
Accumulated deficit	(20,882)	(18,906)

Total shareholders' equity	1,394	3,459

Total liabilities and shareholders' equity	21,701	22,145

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

February 13, 2019
Date of approval of the	Alon Mualem	Eli Yaffe
financial statements	Chief Financial Officer	Chief Executive Officer

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited

Revenues	26,112	23,662	8,503	7,703	32,754
Cost of revenues	(24,118)	(23,075)	(7,530)	(7,735)	(31,427)

Gross profit (loss)	1,994	587	973	(32)	1,327

Operating expenses:
Research and development	(1)	(38)	-	(3)	(41)
Selling, general and administrative	(3,648)	(3,399)	(1,280)	(1,166)	(4,704)

Operating loss	(1,655)	(2,850)	(307)	(1,201)	(3,418)
Financial expenses, net	(264)	(220)	(132)	(3)	(298)
Other income, net	-	15	-	-	15

Loss before taxes on income	(1,919)	(3,055)	(439)	(1,204)	(3,701)
Taxes on income	(57)	(52)	(24)	(2)	(74)

Loss	(1,976)	(3,107)	(463)	(1,206)	(3,775)

Other comprehensive income (loss):
Foreign currency translation adjustments	(117)	534	20	(60)	600

Total comprehensive loss	(2,093)	(2,573)	(443)	(1,266)	(3,175)

Basic and diluted loss per Ordinary share attributable to Eltek Ltd. shareholders	(0.97)	*) (1.53)	(0.23)	*) (0.59)	*) (1.58)

Weighted average number of Ordinary shares used to compute basic and diluted loss per Ordinary share attributable to Eltek Ltd. Shareholders	2,028,552	2,028,552	2,028,552	2,028,552	2,028,552

*)	Adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of shares	Ordinary Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2017	*) 2,028,552	1,985	17,270	1,815	695	(15,131)	6,634

Comprehensive income (loss):
Loss	-	-	-	-	-	(3,775)	(3,775)
Foreign currency translation adjustments	-	-	-	600	-	-	600

Balance as of December 31, 2017	*) 2,028,552	1,985	17,270	2,415	695	(18,906)	3,459

Stock-based compensation	-	-	-	-	28	-	28
Comprehensive income:
Loss	-	-	-	-	-	(1,976)	(1,976)
Foreign currency translation adjustments	-	-	-	(117)	-	-	(117)

Balance as of September 30, 2018 (unaudited)	2,028,552	1,985	17,270	2,298	723	(20,882)	1,394

*)          Adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2017	*) 2,028,552	1,985	17,270	1,815	695	(15,131)	6,634

Comprehensive income (loss):
Loss	-	-	-	-	-	(3,107)	(3,107)
Foreign currency translation adjustments	-	-	-	533	-	-	533

Balance as of September 30, 2017 (unaudited)	*) 2,028,552	1,985	17,270	2,348	695	(18,238)	4,060

*)          Adjusted to reflect reverse split of shares.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited
Cash flows from operating activities:

Loss	(1,976)	(3,107)	(463)	(1,206)	(3,775)
Adjustments to reconcile loss to net cash flows provided by (used in) operating activities:
Depreciation	1,282	1,284	416	432	1,722
Gain from sale of property and equipment	-	(13)	-	-	(13)
Revaluation of long term loans	23	5	(1)	2	17
Amortization of Intangible asset	-	348	-	348	348
Accrued severance pay, net	32	2	5	3	69
Decrease (increase) in trade receivables, net	(474)	377	1,016	168	(597)
Decrease (increase) in other accounts receivables and prepaid expenses	313	(802)	(538)	(737)	(1,249)
Increase (decrease) in inventories	(661)	(70)	253	(76)	471
Increase (decrease) in trade payables	645	(305)	(440)	(99)	(330)
Decrease in other accounts payables and accrued expenses	(134)	(294)	(84)	(118)	(107)

Net cash provided by (used in) operating activities	(950)	(2,575)	164	(1,283)	(3,444)

Cash flows from investing activities:

Purchase of property and equipment	(196)	(232)	(86)	(71)	(275)

Net cash used in investing activities	(196)	(232)	(86)	(71)	(275)

Cash flows from financing activities:

Short- term bank credit, net	956	1,948	113	2,109	2,756
Short- term shareholder loan	1,431	1,430	275	-	1,430
Repayment of long-term loans	(690)	(636)	(225)	(230)	(870)
Proceeds from long-term loans	1	167	-	(36)	167
Repayment of property and equipment payables	(233)	(173)	(74)	(7)	(239)

Net cash used in financing activities	1,465	2,736	89	1,836	3,244

Effect of exchange rate on cash and cash equivalents	(5)	(160)	43	(271)	128

Increase (decrease) in cash and cash equivalents	314	(231)	210	211	(347)
Cash and cash equivalents at beginning of the period	887	1,234	991	792	1,234

Cash and cash equivalents at end of the period	1,201	1,003	1,201	1,003	887

Supplemental cash flow information:

Interest	206	126	80	40	185

Non-cash activities:

Purchase of property and equipment in credit	549	232	519	107	340

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies

a.	General:

-
Eltek Ltd. ("the Company") was organized in Israel in 1970, and its shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company".

-
The Company manufactures, markets and sells custom made printed circuit boards ("PCBs"), including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

-
The Company markets its product mainly to the medical technology, defense and aerospace, industrial, telecom and networking equipment, as well as to contract electronic manufacturers, among other industries.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Ltd and Nistec Golan (Nistec Holding and/or any of its subsidiaries are referred to as "Nistec").

-
The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations. Due to these conditions and other financial and business factors, the Company's liquidity position, as well as its operating performance, was negatively affected. As a result, the Company incurred a net losses and suffered negative cash flows from its operating activities. As of September 30, 2018 the Company's working capital deficiency amounted to $5.9 million and its accumulated deficit amounted to approximately $20.9 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

-
On October 2, 2018, the Company received notification from NASDAQ advising the Company that as of October 1, 2018, the Company did not maintain stockholders’ equity of $2.5 million, nor does not meet the alternatives of market value of listed securities or net income from continuing operations, and therefore is not in compliance with the stockholders’ equity listing rule. On December 7, 2018, the Company have received a notice from NASDAQ advising that the Company have been granted an extension of time to regain compliance with the shareholders’ equity requirement until March 31, 2019. Therefore, the Company's Board of Directors decided to execute a rights offering. If the Company fails to provide evidence of compliance with the shareholders’ equity requirement by March 31, 2019, it may be subject to delisting from Capital Market. Nistec Golan has informed the Company that it commit to exercise its subscription right by converting approximately $2.5 million of debt owed to it by the Company into the Company’s ordinary shares in the rights offering.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies (CONT.)

-
In June 2017, due to continued losses and the Company's limited ability to obtain additional loans from the banks, the Company obtained a loan of NIS 5.0 million (approximately $ 1.4 million) from Nistec. The terms of the loan were amended in April 2018, with retroactive effect as of June 2017.

In July 2017, the Company received a line of credit dedicated to a specific project of up to NIS 4.5 million (approximately $1.3 million) from Bank HaPoalim, guaranteed by Nistec Ltd., for a period of up to one year . In July 2018 Bank HaPoalim extended the dedicated line of credit. In January 2019 the Company reduced the line of credit to NIS 2.25 million (approximately $ 620).

In November 2017, the Company obtained a loan of NIS 3 million (approximately $ 840) from Mizrahi-Tefahot Bank, guaranteed by Nistec.

In March 2018, the Company obtained another loan from Nistec of NIS 4.0 million (approximately $ 1.1 million). In July 2018, in accordance with the Commitment Letter, the Company obtained another loan from Nistec of NIS 1.0 million (approximately $ 275).

In April 2018, Nistec provided the Company a letter of commitment to provide the Company with additional financing in the amount of up to $ 2.5 million, valid for one year following the date of 2017 financial statements approval (the "Commitment Letter").

In April 2018, the Company’s Board of Directors approved the additional funding extended by Nistec in March 2018 and  approved to receive a Commitment Letter from Nistec for providing the Company with financing, either through a bank loan guaranteed by Nistec, a loan extended directly by Nistec to the Company, or a combination thereof. In the event that Nistec will provide the Company with a loan, its terms will either be back-to-back to the terms at which Nistec obtains its financing, or, at Nistec’s discretion, such loan will bear no interest, but will be linked to the Israeli Consumer Price Index.

In August 2018, the Company obtained a credit facility of NIS 7 million (approximately $ 1,930) from a non-banking financial institution, guaranteed by Nistec.

In January 2019, Nistec provided the Company with an additional loan of NIS 2.0 million (approximately $530), due on April 30, 2019. However, the Company exercised an option to extend the term of the loan until May 1, 2020 as approved by Company's Audit Committee that determined that such extension is required for the Company’s orderly operations.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies (CONT.)

As of January 2019, the total principal amounts of the loans received by the Company from Nistec, (as described above) is NIS 12 million (approximately $ 3.3 million). Nistec has agreed that in event that such loan will not be converted into ordinary shares of the Company, these loans will become due on or after May 1, 2020.

In addition, Nistec guaranteed NIS 2.0 million (approximately US$530) of the Company's existing debt to bank Leumi, which is due to be repaid by April 30, 2019. As approved by Company's Audit Committee and Board of Directors, the Company exercised an option that Nistec will repay on April 30, 2019 the debt owed to the bank, and in such event, the guarantee will convert into a loan to the Company, which is due by May 1, 2020.

In April 2014, the Company signed a new financial undertakings letter with one bank and in May 2014 with another bank. Under these undertakings the Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $ 4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. The compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of September 30, 2018 the Company was not in compliance with these covenants and is not expecting to be in compliance on December 31, 2018.

After the balance sheet date, one bank granted the Company a waiver from such non-compliance. The Company is require to meet these covenants in its financial statements for December 31, 2019 (to be issued no later than May 1, 2020) and the other bank granted the Company a waiver from such non-compliance, and adjusted the financial covenants, to be met in the Company's financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). The adjusted covenants include: (i) adjusted shareholders' equity (excluding certain intangible and other assets) of at least $ 2.5 million; and (ii) Positive EBITDA (greater than zero).

The Company expects that in case that its plans for the year 2019 will not be realized, it will not to meet the above mentioned financial covenants. As a result, Nistec provided the Company a commitment that in case that the Rights Offering will not be consummated and the Company will be expected not to be incompliance with the minimum adjusted equity covenant, Nistec will convert the debt owed to it by the Company into equity in terms to be agreed in good faith between the Company and Nistec, in order to enable the Company to meet its financial covenants. Nistec has also agreed that in the event that the guarantees that it provided to bank Mizrahi-Tefahot and to the non-banking institution will be exercised by bank Mizrahi-Tefahot and the non-banking financial institution, the amount due by the Company to Nistec as a result of the guarantee will be due by May 1, 2020.

The Company's management believes that its current business plans and the commitments from Nistec will enable the Company to continue to operate for a period of at least one year from the date of the approval of these financial statements. In the event the Company will not be successful in generating sufficient cash from its current operations, the Company may be required to obtain additional financing from external sources. There is no assurance that such financing will be obtained.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies (CONT.)

b.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its subsidiaries.

The Company sells goods through its subsidiaries that function as distributors. All intercompany transactions and balances were eliminated in consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.	Functional and reporting currency:

The Company's functional currency is the New Israeli Shekel ("NIS"). Transactions denominated in foreign currencies are translated into NIS using the prevailing exchange rates at the date of the transaction. Gains and losses from the translation of foreign currency transactions are recorded in financial income or expenses.

The Company's reporting currency is the U.S. dollar. Assets and liabilities are translated to the reporting currency using the exchange rate at the end of the year. Revenues and expenses are translated into the reporting currency using the average exchange rate for each quarter. Translation adjustments are reported separately as a component of accumulated other comprehensive income.

d.	Translation of foreign entity operations:

The financial statements of foreign subsidiaries are translated into the Company's functional currency as follows:

1.	Assets and liabilities are translated according to the exchange rate on the consolidated balance sheet date.

2.	Income and expense items are translated according to the weighted average exchange rate on a quarterly basis.

3.	The resulting exchange rate differences are classified as a separate item in shareholders' equity.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies (CONT.)

e.	Exchange rates and linkage bases:

1.	Balances linked to the Israeli Consumer Price Index ("CPI") are recorded pursuant to contractual linkage terms of the specific assets and liabilities.

2.	Details of the CPI and the representative exchange rates are as follows:

	Israeli CPI	Exchange rate
		$1	€1
	Points	N I S

September 30, 2018	101.5	3.627	4.216
December 31, 2017	100.4	3.467	4.153
December 31, 2016	98.9	3.845	4.044

	%

September 30, 2018	1.1	4.6	1.5
December 31, 2017	1.5	(0.1)	2.7
December 31, 2016	(0.4)	(1.5)	(4.8)

f.	Use of estimates:

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory, income tax uncertainties and other contingencies.

g.	Unaudited interim financial statements:

The accompanying consolidated balance sheet as of September 30, 2018, consolidated statements of income and comprehensive income (loss) for the three and nine months ended September 30, 2018 and 2017 and the consolidated statements of cash flows for the three and nine months ended September 30, 2018 and 2017 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the preparation of the consolidated financial statements, the Company applied the significant accounting policies, on a consistent basis to the audited consolidated annual financial statements of the Company as of December 31, 2017 except as detailed in note 1h (accounting pronouncements adopted in 2018).

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2018, and the Company's consolidated cash flows and results of operations for the three and nine months ended September 30, 2018 and 2017.

The balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements as of such date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for a complete set of financial statements.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2017 included in the Company's Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-	Organization and Summary of Significant Accounting Policies (CONT.)

h.
Accounting Pronouncements adopted in 2018:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605). The Company adopted the new standard effective January 1, 2018 using the modified retrospective method. The new standard had immaterial impact on the Company's unaudited interim consolidated financial statements.

.
i.
Standards issued but not yet effective:

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases". Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases". Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company also expects to elect certain relief options offered in ASU 2016-02 including certain available transitional practical expedients. The Company is still evaluating the final impact that this standard will have on the Company's financial statements and at this stage, the Company evaluates that the adoption of the new standard is not expected to have a material effect on the 2019 Consolidated Statements of Income.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2018	2017
	Unaudited

Denominated in U.S. dollars	352	677
Denominated in NIS	689	33
Denominated in Euro	160	177

	1,201	887

NOTE 3:-	INVENTORIES

	September 30,	December 31,
	2018	2017
	Unaudited

Raw materials	1,704	1,616
Work in progress	1,827	1,638
Finished goods	799	617

	4,330	3,871

In the nine months ended September 30, 2018 and 2017 and in the year ended December 31, 2017, the Company wrote off inventories in the amount of $ 323, $ 243 and $ 388, respectively.

Raw materials inventory is net of $ 445, $ 53 and $ 285 of obsolete items as of September 30, 2018 and 2017 and December 31, 2017, respectively.

NOTE 4:-	Short-term Credit and Current Maturities of Long-term Debt

Banks:

	Interest
	September 30,	September 30,	December 31,
	2018	2018	2017
	%	Unaudited

In NIS bears interest rate of Prime+0.85% to Prime+2.7%	2.45% - 4.3%	4,246	5,207
Short term credit from others	4.00%	1,698	-
Long-term debt from banks in NIS bears interest of Prime rate (*)	2.50%	1,097	1,856

		7,042	7,063

*)	The amounts of $ 215 and $ 911 have been classified from long term debt as of September 30, 2018 and December 31, 2017, respectively.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES

Banks and others:

	Interest
	September 30,	September 30,	December 31,
	2018	2018	2017
Linkage terms:	%	Unaudited

U.S. dollar	5	184	290
NIS - fix interest rate	5-5.6	267	398

		451	688
Less - current maturities (trade payables)		(300)	(300)

		151	388

*)	The amounts are presented net of $ 215 and $ 911 that were classified to short term debt as of September 30, 2018 and December 31, 2017, respectively.

Minimum future payments at September 30, 2018 due under the long-term (including capital lease) debt are as follows:

Long-term loan

First year	300
Second year	135
Third year	16

451

Long-term debt includes capital leases in the amounts of $ 451 and $ 688 and current maturities of long-term debt of $ 300 and $ 300 at September 30, 2018 and December 31, 2017, respectively. The current maturities are classified to the trade payable balance as of September 30, 2018 and December 31, 2017, respectively.

As to pledges securing the loans, see Note 6a.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.	Operating leases and other agreements:

1.	The premises occupied by the Company are leased under two lease agreements that expire in August 2022 and December 2022, respectively.

2.	The Company has an obligation to purchase inventory that is held by a supplier in the total amount of $ 415.

3.	The Company's motor vehicles are leased under operating lease agreements, mainly for three-year terms.

4.	Minimum future payments at September 30, 2018 due under the above agreements over the next five years and thereafter are as follows:

	Premises leases	Other agreements

First year	896	622
Second year	896	525
Third year	896	251
Fourth year	394	169
Fifth year and thereafter	9	160

	3,091	1,727

Payments required under these agreements are charged to expense on a straight-line method over the periods of the respective leases.

Expenses recorded under these agreements for the nine months ended September 30, 2018 and 2017 and for the year ended December 31, 2017 were $ 1,294, $ 1,211 and $ 1,608, respectively.

c.	Indemnification agreement:

The Company entered into an indemnification agreement with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount is limited to 25% of the Company's shareholders' equity.

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The Company's articles of association allow it to exculpate any officer from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability. The Company provided an exculpation letter to each of its directors and officers, and agreed to provide the same to future officers.

d.	Contingent Liabilities:

In connection with the change of control of the Company that resulted from Nistec’s acquisition of a controlling stake in the Company, Israeli law requires it to obtain a new business permit in order to continue operating its business. The Company has submitted an application for this permit and received a permit until 2099.

The new permit is subject to certain conditions, especially certain conditions imposed by the Israeli Ministry for Environmental Protection. Compliance with these conditions may be costly.

In October 2015, the Company filed an application for an emissions permit with the Ministry. In January 2016, the Company received a notice of non-compliance from the Ministry, stating that the application was incomplete and that the Company is in breach of the Clean Air Law, 5768-2008 and the Licensing of Businesses Law, 5728-1968. The Company submitted amended application and conducted discussions with the Ministry throughout 2016 and 2017. The Company received the emissions permit in July 2017.

Employee related matters

In May 2008, a lawsuit was filed by one of the Company’s former employees alleging that he had suffered personal injuries during his employment and he is seeking aggregate financial compensation of approximately $ 71 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

Four other employees notified the Company in January 2011 and July 2013, that they allegedly suffered personal injuries during their employment with the Company. Of these four employees, one is seeking compensation of $ 162 and the others did not state their claim amount.

The Company submitted all these claims to its insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period November 2015 through January 2016, two former employees filed law suits seeking additional payments in connection with their employment with the Company and subsequent termination. On August 2018 a court decision was provided for one of the labor suits, and a provision was recorded accordingly. On October 2018, both the Company and this former employee appealed on the labor court’s previous decision. The aggregate amount claimed for the above mention labor suits is approximately $ 700. The Company recorded a provision according to its legal advisor's opinion.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding share capital in historical terms is as follows:

	Authorized	Issued and outstanding
	September 30,
	2018 and
	December 31,	September 30,	December 31,
	2017	2018	2017 (*)
	Number of shares

Ordinary shares of par value NIS 3.0 each	10,000,000	2,028,552	2,028,552

	Amount in U.S. dollars

Ordinary shares of par value NIS 3.0 each		397,056	397,056

*)          Respectively adjusted to reflect reverse split of shares.

NOTE 8:- ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited

Customer A - sales of manufactured products	11.9%	16.0%	10.8%	12.1%	14.6%

b.	Revenues by geographic areas:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited

Israel	14,811	14,365	4,831	4,947	19,730
North America	4,922	3,550	1,810	1,185	5,219
The Netherlands	2,463	1,758	816	531	2,407
Europe	1,728	1,554	363	372	2,016
India	1,578	1,699	430	484	2,362
Others	610	736	253	184	1,020

	26,112	23,662	8,503	7,703	32,754

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME

a.
Deferred tax assets and liabilities:

The Company recorded a full valuation allowance for deferred tax assets with respect to its deferred tax assets in Israel due to uncertainty about its ability to utilize such losses in the future. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making this assessment.

b.
Reconciliation of the theoretical income tax (expense) benefit to the actual income tax expense:

For the nine months period ended September 30, 2018 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefit arising from "Beneficiating and Preferred enterprises" and valuation allowance of deferred tax asset in regards to carryforward tax losses.

c.
Accounting for uncertainty in income taxes:

As of December 31, 2017 and September 30, 2018, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve-month months.

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, a related party of the Company, is also a customer of the company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with its related parties were carried out on an arm's-length basis.

a.	Balances with related parties:

	September 30,	December 31,
	2018	2017
	Unaudited

Trade accounts receivable	142	231
Trade accounts payable	87	73
Controlling shareholder loans (*)	2,757	1,442

(*) See also Note 1(a)

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited

Revenues	615	313	142	150	604

Purchases, selling, general and administrative expenses	238	459	72	89	469

Interest from Loans from controlling shareholder	64	-	18	-	-

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. The Company's quote is based on its standard price list, and may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchasing services from Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Insurance expenditures - The Company may share with Nistec costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec will reduce the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in the proportions indicated by the insurer for each of the Company and Nistec had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

Employees social activities - The Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

Marketing activities - The Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

Managements fees - Eltek pays Nistec monthly managements fees of NIS 90 ($25). In November 2016, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the following transactions:

The extension and amendment of the Management Agreement with Nistec Ltd. as follows:

1.
Commencing in 2017 and each calendar year thereafter, in the event that the Company’s Consolidated Financial Statements reflect that the Company has reached both sales and profit targets as set for the applicable year in the Company’s Officers Bonus Plan, Nistec Ltd. will be entitled to a bonus equal to two percent (2%) of the Company’s annual profit before taxes for such year, up to NIS 200 per year;

2.
In accordance with the Company’s policy approved by the Audit Committee, Mr. Nissan will receive reimbursement, against receipts, of travel expenses paid directly by him (other than food and beverage expenses) while traveling internationally on behalf of the Company provided that such reimbursement will not exceed an aggregate amount of NIS 10 per calendar quarter,

3.
Mr. Nissan will receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses), 1972.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

4.
During the period Mr. Nissan served as both the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company will pay for the lease of a car for Mr. Nissan with a list price not to exceed NIS 250. Mr. Nissan ceased to serve as the Company CEO on June 2018.

5.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.

These transactions were approved by the Company's shareholders in the annual general meeting, held on December 29, 2016.

Employment of Yitzhak Nissan's daughter - Mr. Yitzhak Nissan's daughter is employed by the Company as assistant to the Chief Executive Office.

Loans and guarantees from Nistec -  see note 1.

NOTE 11:- STOCK BASED COMPENSATION

The Company’s 2018 Share Incentive Plan (the "Plan") authorized the grant of options to purchase shares and restricted shares unites (“RSUs”) to officers, employees, directors and consultants of the Company and its Subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

During July 2018 the Company granted 60,857 options to the Company’s CEO, to acquire 60,857 Ordinary shares under the Plan. Total fair value of the options granted was $193 to be recognized over four years vesting period. The stock-based compensation expense related to employees' equity-based awards, recognized during the third quarter of 2018 was $28.